April 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Susan Block, Attorney Advisor

Re:	Euronav NV

Amendment No.1 to the Registration Statement on Form F-4

Filed: March 30, 2018

File No.: 333-223039

Dear Ms. Block:

Reference is made to the registration statement on Form F-4 (the “Registration Statement”) of Euronav NV (the “Company” or “Euronav”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2018. By letter dated March 13, 2018 (the “First Comment Letter”), the staff (the “Staff”) of Commission provided the Company with its comments to the Registration Statement. The Company’s first amended registration statement (the “First Amended Registration Statement”) on Form F-4, which responded to the Staff’s comments contained in the First Comment Letter, was filed with the Commission on March 30, 2018 via EDGAR. This letter sets forth the response of the Company to the Staff’s comment letter dated April 11, 2018 (the “Second Comment Letter”) with respect to the First Amended Registration Statement. The Company has today filed via EDGAR this letter together with its second amended registration statement on Form F-4 (the “Second Amended Registration Statement”), which respond to the Staff’s comments contained in the Second Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

Risk Factors, page 30

1.	We note your revised disclosure on pages 30 and 31 regarding Gener8’s risk of breach of financial covenants. If there is a current risk that you may not be able to maintain one of your financial covenants, please show how you currently meet the financial covenant versus what is required, so that investors can assess the risk. Please also disclose here the aggregate amount of Generate8 indebtedness that could be declared immediately due and payable in the event that Gener8 is unable to obtain the necessary waivers. In addition, to the extent that you have not yet obtained such consents and waivers, please summarize and address this risk in your “Summary” section, including, if true, the possibility that Gener8’s lenders may seek to foreclose on their collateral, which includes all of Gener8’s vessels, if a default occurs, and address whether obtaining these waivers and consents is a condition of the merger. To the extent that it is, please disclose whether it is a waivable condition. Please also discuss generally the risk of a potential breach of these financial covenants as it relates to the consummation of the merger.

U.S. Securities and Exchange Commission

April 23, 2018

In response to the Staff’s comment, the Company has revised the disclosure in the Second Amended Registration Statement under the heading “Risk Factors” and has included supplemental disclosure in the “Summary” section and under the heading “Information About Gener8—Recent Developments” to disclose (i) how Gener8 currently meets its financial covenants versus what those covenants require, (ii) the aggregate amount of Gener8 indebtedness that could be declared immediately due and payable upon an event of a default occurring, (iii) the possibility that Gener8’s lenders may seek to foreclose on their collateral, which includes substantially all of Gener8’s assets, including all of Gener8’s vessels, if a default occurs, and (iv) how a potential breach of Gener8’s financial covenants relates to the consummation of the Merger, including the fact that, while Euronav’s obligation to effect the Merger is not subject to Gener8 obtaining any waivers or amendments, such obligation of Euronav is subject to a material adverse effect with respect to Gener8 not having occurred, which condition Euronav may waive to the extent permitted by law.

The Special Meeting, page 38 Voting by Directors and Executive Officers, page 39

2.	We note your response to our prior comment 5 that all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch are parties to the Voting Agreement and that Mr. Busch owns less than 1% of the outstanding shares of Gener8. However, this statement seems inconsistent with the revised disclosure on page 39 that states that “[a]pproximately 4.30% of the outstanding common shares of Gener8 entitled to vote are owned (directly and indirectly) by directors, executive officers and their affiliates that are not parties to a Voting Agreement or Proxies.” Please revise for consistency and clarity.

In response to the Staff’s comment, the Company has supplemented the disclosure in the Second Amended Registration Statement under the heading “The Special Meeting—Vote Required” to clarify that Navig8 Limited, an entity with which with Mr. Nicolas Busch is affiliated, indirectly holds approximately 4% of the issued and outstanding common shares of Gener8 and that Navig8 Limited is not party to the Voting Agreement or the Proxies.

U.S. Securities and Exchange Commission

April 23, 2018

The Merger, page 41

Background of the Merger, page 43

3.	We note your response to our prior comment 7. Please disclose who initially proposed the fixed exchange ratio of 0.7272. Refer to Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Company advises the Staff that the fixed exchange ratio of 0.7272 was not proposed or recommended by a single transaction party. The fixed exchange ratio was ultimately derived from the final relative NAV calculations of Euronav and Gener8, the components of and adjustments to which were negotiated by Euronav and the Gener8 Transaction Committee, with assistance from their respective advisors, between August and October of 2017. The Company has included additional disclosure to the Second Amended Registration Statement under the heading “The Merger—Background of the Merger” to clarify this point.

Additionally, the Company respectfully advises the Staff that the initial NAV estimates provided by RMK on July 13, 2017 referenced in the Registration Statement did not propose or determine the fixed exchange ratio number used for the Merger and did not constitute a report, opinion or appraisal of RMK. The initial NAV estimates were a preliminary analytical tool used to assist Euronav and facilitate discussion and negotiations regarding potential transaction consideration structure. As such, the Company does not believe that disclosure of the information specified in Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A is required.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti at (212) 574-1274.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe, Esq.